UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 31, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
December 31, 2003

Item 5. Other Events and Regulation FD Disclosure

On December 31, 2003, First Midwest Bancorp, Inc. issued a press release announcing the completion of the CoVest Bancshares, Inc acquisition. This press release, dated December 31, 2003, is attached as Exhibit 99 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	First Midwest Bancorp, Inc.
	(Registrant)

Date: December 31, 2003	/s/ STEVEN H. SHAPIRO
	Steven H. Shapiro
	Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE

CONTACT: **Steven H. Shapiro**
(630) 875-7345
www.firstmidwest.com

TRADED: **Nasdaq**
SYMBOL: **FMBI**

FIRST MIDWEST COMPLETES ACQUISITION
OF COVEST BANCSHARES, INC.

ITASCA, IL., DECEMBER 31, 2003 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that it completed its acquisition of CoVest Bancshares, Inc. **(Nasdaq: COVB**), a $624 million bank holding company with three full-service offices located in the fast-growing northwest Chicago suburbs of Des Plaines, Arlington Heights and Schaumburg. First Midwest paid $27.45 per CoVest share, or approximately $102.5 million in the aggregate.

"We are pleased to have completed the acquisition of CoVest as quickly as we projected," said John O'Meara, President and Chief Executive Officer of First Midwest Bancorp. "The strategically located branches that we acquired from CoVest, together with the acquisition of the O'Hare Financial Center earlier in 2003, rounds out our delivery footprint in the northwest suburbs of Chicago. We expect to use these three new branches as additional selling platforms in those communities for the full range of banking and trust services that we provide to all of our customers."

First Midwest is the premier relationship-based banking franchise in the wealthy and growing suburban Chicago banking markets. As the largest independent bank holding company and one of the overall largest banking companies in the Chicago metropolitan area, First Midwest provides the full range of both business and retail banking, trust and investment management services through 70 offices located in more than 40 communities, primarily in northern Illinois.

Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in First Midwest Bancorp's 2002 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

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